SEC
Mail Processing
Section

FEB 27 2012

ington, DC
123



12013258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-51097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Scott Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

500 Gulfstream Blvd., Suite 105
(No. and Street)

Delray Beach   Florida   33483
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gouzos   (561) 265-3614

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – if individual state last, first, middle name)

7900 Glades Road, Suite 540   Boca Raton   Florida   33434
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid control number



OATH OR AFFIRMATION

I, **Peter Gouzos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hunter Scott Financial, LLC**, as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Known personally to me

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Hunter Scott Financial, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
February 15, 2012

Hunter Scott Financial, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	77,143
Commissions receivable		62,749
Advances receivable - brokers		6,803
Prepaid expenses		53,806
Other assets		3,738
Total current assets		204,239
Property and equipment, net of accumulated depreciation of $33,305		7,028
Total assets	$	211,267

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Commissions payable	$	81,371
Accounts payable and accrued expenses		25,298
Total current liabilties		106,669
Members' equity		104,598
Total liabilities and members' equity	$	211,267

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commissions	$	2,143,777
Other income		168,814
Interest		28,773
Total revenues		2,341,364
Expenses:		
Commissions to agents/representatives		1,746,302
Clearing costs		51,987
Employee compensation and benefits		57,624
Taxes other than federal income tax		2,967
Insurance		78,603
Regulatory fees and expenses		23,459
Bank charges and other charges		3,638
Membership fees, dues, and subscriptions		12,082
Professional fees		23,068
Office expenses		33,557
Management fees		170,027
Auto expenses		14,280
Travel and entertainment		17,242
Postage and shipping		20,952
Maintenance		1,130
Telephone and internet		32,448
Depreciation		4,002
Charitable donations		1,500
Miscellaneous expenses		1,054
Utilities		10,040
Rent		21,573
Total expenses		2,327,535
Net Income	$	13,829

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Members' Equity - December 31, 2010	$	157,445
Distributions		(66,676)
Net income for the year ended December 31, 2011		13,829
Members' Equity - December 31, 2011	$	104,598

Hunter Scott Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net Income	$	13,829
Adjustments to reconcile net income to net cash used in		
operating activities:		
Depreciation expense		4,002
Changes in assets and liabilities:		
(Increase) decrease in:		
Advances receivable - brokers		(793)
Prepaid insurance		(1,198)
Commissions receivable		43,396
Increase (decrease) in:		
Commissions payable		(56,389)
Accounts payable and accrued expenses		(5,703)
Net cash used in operating activities		(2,856)
Cash flows from investing activities:		
Purchase of property and equipment		(2,450)
Net cash used by investing activities		(2,450)
Cash flows from financing activities:		
Advances from members		(29)
Members' distributions		(66,676)
Net cash used in financing activities		(66,705)
Net decrease in cash		(72,011)
Cash, beginning of year		149,154
Cash, end of year	$	77,143
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

-5-

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2011.

NOTE 3 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 4 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $15,000 exists at Sterne, Agee & Leach, LLC.

NOTE 5 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2011, the Company has advanced $6,803 to certain registered representatives. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$30,747
Computers	5	9,586
		40,333
Less: accumulated depreciation		(33,305)
		$ 7,028

Depreciation expense for the year ended December 31, 2011 was $4,002.

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2011 accounts payable and accrued expenses totaled $25,298 and were primarily attributable to a variety of normal operating expenses.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $33,223, which was $26,112 in excess of its required net capital of $7,111. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.21 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

HUNTER SCOTT FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

NOTE 9 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $62,749 receivable from their clearing organization at December 31, 2011 which consists primarily of the Company's net commissions due from customer trades.

NOTE 10 – OPERATING LEASE

In February, 2008, the Company entered into a lease at 500 Gulfstream Boulevard, Suite 103C, Delray Beach, FL 33483. This lease term was for two years and calls for monthly payments of approximately $900 per month.

In February 2010, the Company entered into a new lease at 500 Gulfstream Boulevard, Suite 105. The new space is larger, approximately 1200 square feet. This lease term is two years and calls for monthly payments of $1,500 per month plus sales tax, with a 5% increase effective March 2011. The future minimum lease payments for the remaining term of the lease commitment approximate:

2012	$ 1,800

In addition, to leasing its facilities, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance, maintenance and taxes on the vehicles.

Lease payments under these operating leases for the year ended December 31, 2011 was $21,573 and the future minimum lease payments under these leases are expected to be $1,800 in 2012. Furthermore, in February 2012 the Company extended their lease for 2 years commencing March 1, 2012 with minimum lease payments of $1,400 per month, plus sales tax.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 12 – SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred through February 15, 2012, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures show, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

Hunter Scott Financial, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital computation:

Total Members' Equity	$	104,598
Deductions and/or charges:		
Non-allowable assets:		
Advances - brokers		6,803
Prepaid expenses		53,806
Other assets		3,738
Property and equipment		7,028
Total non-allowable assets		71,375
Net capital before haircuts		33,223
Haircuts:		
Total haircuts		-
Net capital		33,223
Required minimum capital		7,111
Excess net capital	$	26,112

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	106,669
Ratio of aggregate indebtedness to net capital		3.21 to 1

Reconciliation:

Net capital, per unaudited December 31, 2011 FOCUS report, as filed	$	33,223
Net audit adjustments		-
Net capital, per December 31, 2011 audited report, as filed	$	33,223

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.



SHERB & CO., LLP

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In planning and performing our audit of the financial statements of Hunter Scott Financial, LLC as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott & Co, LLP

Boca Raton, Florida
February 15, 2012

SHERB & CO., LLP

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2011, which were agreed to by Hunter Scott Financial, LLC ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC 7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 15, 2012